Carnot Compression Inc.



ANNUAL REPORT

5610 Scotts Valley Drive, Ste. B513

Scotts Valley, CA 95066

https://carnotcompression.com/

This Annual Report is dated April 19, 2024.

BUSINESS

Carnot Compression is revolutionizing the air compressor market with its proprietary isothermal compression technology. The Carnot® Compressor solves the heat of compression problem by using a working liquid to compress a gas, while actively removing the heat of compression throughout the compression process. By more effectively capturing the heat of compression, the Carnot® Compressor delivers low temperature oil-free compressed air with high reliability and a 100% duty cycle. Carnot's technology is protected by multiple issued and pending patents both in the US and large international markets. The technical merit and potential for the technology is evidenced by grant funding from the National Science Foundation and the California Energy Commission. As of April 2024 the technology is in the beta test stage and is not commercially available in the market.

Carnot Compression was formed on February 19, 2014 as a Delaware Limited Liability Company. On May 11, 2020 the company filed a certificate of conversion to convert the Limited Liability Company from a Delaware limited liability company to a Delaware corporation pursuant to Section 265 of the Delaware General Corporation Law and Section 18-216 of the Delaware Limited Liability Company Act.

Previous Offerings

Name: Class A LLC Units

Type of security sold: Equity

Final amount sold: $155,133.00

Number of Securities Sold: 387,833

Use of proceeds: Product development and general working capital

Date: December 31, 2019

Offering exemption relied upon: 501 (D)

Type of security sold: SAFE

Final amount sold: $40,000.00

Use of proceeds: Intellectual property costs and general working capital

Date: July 12, 2019

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $945,125.

Number of Securities Sold: 1,015,713

Use of proceeds: Product development and general working capital

Date: April 18, 2022

Offering exemption relied upon: Reg CF

Name: Common Stock

Type of security sold: Equity

Final amount sold: $128,518

Number of Securities Sold: 104,636

Use of proceeds: Product development and general working capital

Date: February 3, 2023

Offering exemption relied upon: Reg CF

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

<h1 style="text-align: center;">MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION</h1>

<h1 style="text-align: center;">AND RESULTS OF OPERATION</h1>

Operating Results - 2023 Compared to 2022

Revenue increased from $349,343 in 2022 to $681,507 in 2023 primarily due to a full year's billings under EPC-21-017, a $2.0 million research grant funded by the California Energy Commission. The company anticipates continuing work on the research grant in 2024. The company's net loss decreased from ($824,108) in 2022 to $(170,583) in 2023. The decrease in net loss was primarily due to increased revenue from the CEC research grant and lower stock-based compensation charges.

Historical results and cash flows:

The Company has primarily relied on research grants to fund technology development costs and related operational costs to develop its product. Going forward the Company intends to generate revenue through product sales and licensing. The Company will also continue to seek non-dilutive grant funding sources for research and development. The Company expects to generate an operating loss during 2024 as it continues to transition from product development to commercial sales.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $43,008.

Debt

Creditor: Wells Fargo

Amount Owed: $31,776

Interest Rate: 11.25%

During 2017, the company entered into a line of credit agreement with Wells Fargo in the amount of $27,000, which has been increased to $32,400. The total outstanding as of today, April 19, 2024 is $31,776

Creditor: Santa Cruz County Bank

Amount Owed: $309,175

Interest Rate: 7.0%

Maturity Date: October 27, 2024

On October 27, 2022, the Company entered into a promissory note with Santa Cruz County Bank in the amount of $400,000. The note carries a rate of 7.0% with monthly principal plus interest payments on a five-year amortization schedule. The note matures on October 27, 2024, when the entire outstanding balance together with interest will be paid (bullet repayment). As of today April 19,2024, the outstanding balance of this loan is $309,175.

Creditor: American Express
Amount Owed: $55,760
Interest Rate: 25.49%
The Company maintains various credit cards with American Express with stated credit limits totaling $57,000, with the ability to spend above the stated credit limit. The maximum interest rate on the cards is 25.49%. As of today, April 19, 2024, the total outstanding balance is $55,760.

Creditor: Capital One

Amount Owed: $20,535

Interest Rate: 18.24%

The company currently holds a CapitalOne credit card which has an outstanding balance in the amount of $20,535 and a credit limit in the amount of $25,000 as of today, April 19,2024.

Creditor: Wells Fargo

Amount Owed: $22,374

Interest Rate: 17.49%

The company currently holds a Wells Fargo credit card which has an outstanding balance in the amount of $22,374 and a credit limit in the amount of $22,600 of today, April 19,2024.

Creditor: JPMorgan Chase

Amount Owed: $9,288

Interest Rate: 22.49%

The company currently holds a Chase credit card which has an outstanding balance in the amount of $9,288 and a credit limit in the amount of $10,000 as of today, April 19, 2024.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Todd Thompson
Todd Thompson's current primary role is with the Company.
Positions and offices currently held with the Company: Position: CEO, Director
Dates of Service: February 19, 2014 - Present Responsibilities: CEO

Name: Hans Shillinger
Hans Shillinger's current primary role is with the Company.
Positions and offices currently held with the Company:
Position: COO
Dates of Service: February 19, 2014 - Present Responsibilities: Product Development

Name: Wayne Hagan
Wayne Hagan's current primary role is with Quanta Utility Engineering Services. Wayne Hagan currently services 1 hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
Position: Director
Dates of Service: February 20, 2014 - Present

Responsibilities: Wayne is a member of the Board of Directors. He does not receive a cash salary. Wayne owns 1,346,035 shares of common stock.
Other business experience in the past three years:
Employer: David Evans & Associates
Title: Senior Project Manager
Dates of Service: July 2022-Present
Responsibilities: Comprehensive design of distribution systems; system capacity, protection, reliability, operations and maintenance, industry and local standards, feasibility, & construct-ability.

Employer: Select Power Systems
Title: Director of Engineering
Dates of Service: November 2021-July 2022
Responsible for the design and project management of power distribution projects 12kV to 35kV.

Employer: Quanta Utility Engineering Services
Title: Engineering Manager
Dates of Service: Feb 2018 - Oct 2021
Responsible for comprehensive design of distribution systems; system capacity, protection, reliability, operations and maintenance, industry and local standards, feasibility, & construct-ability.

Name: Sean Kilgrow
Sean Kilgrow's current primary role is with Machado & Sons. Sean Kilgrow currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:
Position: Director

Dates of Service: February 20, 2014 - Present
Responsibilities: Sean is a member of the Board of Directors. He does not receive any cash compensation. Sean owns 983,276 shares of common stock.

Other business experience in the past three years:
Employer: Machado & Sons
Title: President, Alternative Fuels Division Dates of Service: October 01, 2019 - Present
Responsibilities: Sean is responsible for developing waste to gas projects for the company.

Name: Larry Leis
Larry Leis's current primary role is with Conestoga Energy Partners. Larry Leis currently services 1 hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
Position: Director
Dates of Service: February 20, 2014 - Present
Responsibilities: Larry is a member of the Board of Directors. He does not receive any cash compensation. Larry owns 1,430,000 shares of common stock (directly and as president of No-Drill Inc.).
Other business experience in the past three years:
Employer: Conestoga Energy Partners Title: Vice President and Board Member
Dates of Service: January 01, 2007 - Present Responsibilities: Larry is a member of the Board of Directors

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by all of the current officers and directors as a group. As of April 21, 2023 there are no beneficial owners who own more than 20% of our outstanding securities. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Owner	% Ownership
Directors & Officers as a Group	65%
Other Voting Common Stockholders	26%
RegCF Holders*	9%

*Voting rights held by the Company's CEO.

RELATED PARTY TRANSACTIONS

The Company owes $60,156 to Hans Shillinger for unreimbursed expenses and, $16,500 to Sean Kilgrow, $27,000 to Larry Leis, and $26,500 to Wayne Hagan for capital infusions as of December 31, 2023. The amounts have been classified as Due to Owners on the Financial Statements.

OUR SECURITIES

Common Stock

The amount of security authorized is 20,000,000 with a total of 12,522,488 outstanding as of April 19, 2024.

Voting Rights

Stockholders are entitled to vote at any meeting of the stockholders.

Material Rights

Voting rights of securities holders from the Company's RegCF offerings.

Each Subscriber in this offering shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the equity should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited.

Any equity purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing ongoing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment.

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We may never have an operational product or service

Our technology is still being developed and tested. We are currently testing a pre-commercial compressor. Further testing and designed will be required to bring the product to commercial readiness. It is possible that there may never be a viable commercial product based on our technology.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used by customers. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype of our compressor. Delays or cost overruns in the development of our compressor and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights

The equity that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expect.

Our growth projections are based on an assumption that with our next design iteration we will have a commercial product that will be of interest to certain early adopter customers. It is possible that our product will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and to date it's only source of revenue has been from research grants. If you are investing in this company, it's because you think that the Carnot Compressor is a compelling technology, that the team will be able to successfully market, and sell the product at a profit level that will enable us to build a successful company. Further, we have never turned a profit as a product company and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns many patents trademarks, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a license, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and patents are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into licenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and patent litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or patents, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or patent(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or patent(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into licenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or patent(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Technology Readiness

The company's technology has not been proven over an extended duty cycle in representative operating conditions. Furthermore, the technology has not been manufactured at scale. The Company's ability to sell its product at a viable profit and establish a customer base are therefore uncertain.

Market Conditions

Demand for our product is sensitive to worldwide economic conditions. Current economic uncertainty may cause demand for air compressors to decline for an uncertain period of time. This may cause price competition within the industry which may limit our ability to sell our product at a reasonable margin.

COVID-19

We operate in states that have been subject to shelter in place orders to prevent the spread of COVID-19. These restrictions have delayed product development and testing in the past. We may be subject to ongoing or re-occurring shelter in place orders that cause delays in development, testing, and commercialization in the future.

Safety and Liability

Our compressor is an industrial product that has inherent safety risks. Features required to operate the product safely may subject us to unexpected cost increases and will require us to obtain liability insurance for product liability once we begin selling our product. In the future, customers may use our product in potentially hazardous applications that can cause injury or loss of life and damage to property, equipment or the environment. In addition, compressors are often integral to the production process for some end-users and any failure of our products could result in a suspension of operations. We cannot be certain that our products will be completely free from defects. We cannot guarantee that insurance will be available or adequate to cover all liabilities that we may incur. We also may not be able to obtain insurance in the future at levels we believe are necessary and at rates we consider reasonable. We may be named as a defendant in product liability or other lawsuits asserting potentially large claims if an accident occurs at a location where our product is used in the future.

New Product Introduction and Acceptance

Our product is often used in critical production and operational processes. Customers may be hesitant to adopt our product which may limit our ability to achieve market traction. Without sufficient adoption of our product we may never achieve a sustainable level of operating profit.

Regulatory

Our product may be subject to varying level of regulations depending on its ultimate use case. Our ability to comply with regulations may force us to incur additional costs or may prevent us from profitably exploiting the technology for all of its potential use cases.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 29, 2023.

Carnot Compression Inc.

By _____

   Name: Carnot Compression Inc.

   Title: CEO

Exhibit A

FINANCIAL STATEMENTS

CERTIFICATION

I, Todd Thompson, Principal Executive Officer of Carnot Compression Inc., hereby certify that the financial statements of Carnot Compression Inc. included in this Report are true and complete in all material respects.

CEO